                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 4
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                  761312-10-7
                            (formerly 761314-10-3)
                                (CUSIP Number)


                             BRIAN D. BEGLIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                     10022
                                (212) 207-1200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                MARCH 16, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                              Page 1 OF 23 Pages

                                 SCHEDULE 13D
CUSIP NO.761312-10-7
         -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      CHARLES E. BRADLEY, SR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            100,804

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100,804

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,607,631

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                       [_]
------------------------------------------------------------------------------

                              Page 1 of 23 Pages

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              Page 2 of 23 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO.761312-10-7
         -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      JOHN G. POOLE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            153,187

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,446,605
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,581,459
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,599,792

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                         [_]
------------------------------------------------------------------------------

                              Page 3 of 23 Pages

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              Page 4 of 23 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO. 761312-10-7
          ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      CHARLES E. BRADLEY, SR. FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,506,827
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,506,827
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,506,827
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------

                              Page 5 of 23 Pages

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN

                              Page 6 of 23 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO. 761312-10-7
         ------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1

      JOHN GRIER POOLE FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,446,605
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,446,605
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,446,605
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------

                              Page 7 of 23 Pages

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              Page 8 of 23 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP     NO.761312-10-7
             -----------
----------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS

       KIMBALL J. BRADLEY
----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER          (a)  [X]
       OF A GROUP
       (see instructions)                             (b)  [_]

----------------------------------------------------------------------------
(3)    SEC USE ONLY

----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       (see instructions)

       OO
----------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                             [_]

----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------------------
                       SOLE VOTING POWER
                 (7)

  NUMBER OF            786,789

   SHARES         ----------------------------------------------------------

BENEFICIALLY     (8)   SHARED VOTING POWER

  OWNED BY             4,506,827

    EACH          ----------------------------------------------------------

 REPORTING        (9)  SOLE DISPOSITIVE POWER

  PERSON               786,789
                  ----------------------------------------------------------
   WITH
                  (10) SHARED DISPOSITIVE POWER

                       4,506,827
----------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,293,616
----------------------------------------------------------------------------
(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (see instructions)                                   [_]
 ----------------------------------------------------------------------------

                        Page 9 of 23 Pages

--------------------------------------------------------------------------
(13)   Percent of class represented by amount
       in Row (11)                                    44.1%

--------------------------------------------------------------------------
(14)   Type of reporting person (see
       instructions)                                  IN

--------------------------------------------------------------------------

                           Page 10 of 23 Pages

                     REUNION INDUSTRIES, INC. SCHEDULE 13D
                                AMENDMENT NO. 4

          This Amendment No. 4 ("Amendment No. 4") amends a Statement on
Schedule 13D (the "Schedule 13D"), dated as of June 28, 1995 and filed by Chatwins Group, Inc., a Delaware corporation ("Chatwins"), as amended by an Amendment No. 1, dated as of June 25, 1998 ("Amendment No. 1"), an Amendment No. 2, dated as of March 30, 1999 ("Amendment No. 2") and an Amendment No. 3, dated as of July 30, 1999 ("Amendment No. 3"). This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D. Item 1 is not amended hereby.
Capitalized terms used in this Amendment No. 4 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 2.   Identity and Background.
          -----------------------

          Item 2 of the Schedule 13D is hereby amended and restated as follows:

     This Statement is being filed on behalf of the following persons:

          1.   Charles E. Bradley, Sr.
               -----------------------

     Charles E. Bradley, Sr. ("Mr. Bradley") is the Chairman of the Board, Chief Executive Officer and a Director of the Company and President of Stanwich Partners, Inc. Mr. Bradley's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2.   John G. Poole.
               --------------

          John G. Poole ("Mr. Poole") is a Director of the Company and a Vice President and Director of Stanwich Partners, Inc. Mr. Poole's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Poole is a citizen of the United States.

     During the last five years Mr. Poole has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was

                              Page 11 of 23 Pages
or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          3.   Charles E. Bradley, Sr. Family Limited Partnership.
               ---------------------------------------------------

          The Charles E. Bradley, Sr. Family Limited Partnership (the "Bradley FLP") is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          4.   Kimball J. Bradley
               ------------------

          Kimball J. Bradley ("Mr. K.J. Bradley") is the Executive Vice President of Operations and a Director of the Company. Mr. K.J. Bradley's business address is 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania, 15236. Mr. K.J. Bradley is a citizen of the United States.

          During the last five years Mr. K.J. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          5.   John Grier Poole Family Limited Partnership
               -------------------------------------------

          The John Grier Poole Family Limited Partnership (the "Poole FLP") is a Connecticut limited partnership. The principal activities of the Poole FLP are to manage and invest the assets held by the partnership. The business address of the Poole FLP is One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Poole is the sole general partner of the Poole FLP.

          During the last five years, neither the Poole FLP nor Mr. Poole as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar

                              Page 12 of 23 Pages
misdemeanors) and have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          On March 16, 2000, Chatwins merged with and into the Company with the Company as the surviving corporation (the "Merger") pursuant to the terms and conditions of the Amended and Restated Merger Agreement dated as of July 30, 1999, between the Company and Chatwins (the "Amended and Restated Merger Agreement"). A copy of the Amended and Restated Merger Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference.

          At the effective time of the Merger, each share of common stock of Chatwins theretofore issued and outstanding and held by the stockholders of Chatwins was converted into the right to receive a number of shares of Common Stock of the Company determined in the manner set forth in the Amended and Restated Merger Agreement, plus cash in lieu of any fractional share interests. The aggregate number of shares of the Company's common stock that was issued to Chatwins stockholders in connection with the Merger was 9,500,000 shares plus up to an additional 500,000 shares if certain business units achieve specified performance goals in 2000.

          The Company's Certificate of Incorporation and By-Laws are the certificate of incorporation and by-laws of the combined company following the Merger. The Company's Board of Directors at the effective time of the Merger consists of the persons serving on the Company's Board of Directors immediately prior to the Merger and was increased by two additional directors, Mr. Joseph C. Lawyer, President and Chief Operating Officer of the Company, and Mr. Kimball J. Bradley, Executive Vice President of Operations of the Company. The Company's executive officers at the effective time of the Merger consists of those persons named on Schedule 2.3 to the Amended and Restated Merger Agreement, a copy of which is attached hereto as Exhibit 2.

          On November 12, 1999, the Company filed Post-Effective Amendment No. 6 to a Registration Statement on Form S-4 with the Securities and Exchange Commission relating to the issuance of shares of Common Stock in connection with the Merger and the solicitation of votes by the stockholders of the Company with respect to the Merger. This amended registration statement became effective on November 12, 1999.

                              Page 13 of 23 Pages

Item 4.   Purpose of the Transaction.
          --------------------------

          Item 4 of the Schedule 13D is hereby amended and restated as follows:

          The information set forth in Item 3 is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) Upon effectiveness of the Merger, the Bradley FLP acquired as a result of its ownership of shares of common stock of Chatwins, 4,506,827 shares of Common Stock of the Company. Accordingly, the Bradley FLP owns, in the aggregate, 4,506,827 shares of Common Stock of the Company, or approximately 37.6% of the 11,990,109 shares of the Common Stock of the Company outstanding as of the effectiveness of the Merger (the "Merger Outstanding Common Stock").

          Mr. Bradley is the general partner of the Bradley FLP and manages the business and affairs of the Bradley FLP. Therefore, Mr. Bradley may be deemed to beneficially own the same 4,506,827 shares of Common Stock held by the Bradley FLP. Upon effectiveness of the Merger, Mr. Bradley individually acquired in the Merger as a result of his ownership of shares of common stock of Chatwins 64,871 shares of Common Stock of the Company. In addition, Mr. Bradley is deemed to beneficially own 35,933 shares of Common Stock of the Company by virtue of options to purchase 35,933 shares of Common Stock of the Company that are exercisable within 60 days. Accordingly, Mr. Bradley may be deemed to own, in the aggregate, 4,607,631 shares of Common Stock, or approximately 38.3% of the sum of the Merger Outstanding Common Stock of the Company plus 35,933 shares represented by Mr. Bradley's options.

          Upon effectiveness of the Merger, Mr. K.J. Bradley became the person designated by the Bradley FLP to vote the shares held by the Bradley FLP and, therefore, may be deemed to beneficially own the same 4,506,827 shares of the Common Stock of the Company that are held by the Bradley FLP. Mr. K.J. Bradley individually acquired in the Merger as a result of his ownership of shares of common stock of Chatwins 778,456 shares of Common Stock of the Company. In addition, Mr. K.J Bradley is deemed to beneficially own 8,333 shares of Common Stock of the Company by virtue of options to purchase 8,333 shares of Common Stock of the Company that are exercisable within 60 days. Accordingly, Mr. K.J. Bradley may be deemed to own, in the aggregate, 5,293,616 shares of Common Stock, or approximately 44.1% of the Merger Outstanding Common Stock plus 8,333 shares represented by Mr. K.J. Bradley's options.

          Upon the effectiveness of the Merger, the Poole FLP acquired in the Merger as a result of its ownership of shares of common stock of Chatwins 1,446,605 shares of Common

                              Page 14 of 23 Pages

Stock. Accordingly, the Poole FLP owns, in the aggregate, 1,446,605 shares of Common Stock, or approximately 12.1% of the Merger Outstanding Common Stock.

          Mr. Poole is the general partner of the Poole FLP and manages the business and affairs of the Poole FLP. Therefore, Mr. Poole may be deemed to beneficially own the same 1,446,605 shares of Common Stock that are held by the Poole FLP. The Donald W. Poole, Jr. Credit Shelter Trust FBO Donald W. Poole, III (the "Poole Trust I") acquired in the Merger as a result of its ownership of the shares of common stock of Chatwins 67,427 shares of Common Stock. The Donald
W. Poole, Jr. Credit Shelter Trust FBO Benjamin B. Poole, (the "Poole Trust II") acquired in the Merger as a result of its ownership of shares of common stock of Chatwins 67,427 shares of Common Stock. As the trustee of the Poole Trust I and the Poole Trust II, Mr. Poole may be deemed to beneficially own 134,854 shares of Common Stock that are held by the Poole Trust I and the Poole Trust II. In addition, Mr. Poole is deemed to beneficially own 18,333 shares of Common Stock by virtue of options to purchase 18,333 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Poole may be deemed to own, in the aggregate, 1,599,792 shares of Common Stock, or approximately 13.3% of the sum of the Merger Outstanding Common Stock plus 18,333 shares of Common Stock represented by Mr. Poole's options.

          (b) The Bradley FLP and Mr. Bradley may be deemed to share the power to dispose or to direct the disposition of the 4,506,827 shares of Common Stock of the Company held by the Bradley FLP. The Bradley FLP's power to dispose of these shares is based upon its record ownership of these shares. Mr. Bradley's power to direct the disposition of these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. The Bradley FLP and Mr. K.J. Bradley may be deemed to share the power to vote the 4,506,827 shares held by the Bradley FLP based upon (i) the Bradley FLP's record ownership of the shares and (ii) Mr. K.J. Bradley's designation by the Bradley FLP as the person to vote these shares.

          Mr. Bradley has the sole power to dispose of and the sole power to vote the 100,804 shares of Common Stock of the Company held by Mr. Bradley based upon his record ownership of 64,871 shares of Common Stock of the Company and by virtue of options to purchase 35,933 shares of Common Stock of the Company.

          Mr. K.J. Bradley has the sole power to dispose of and the sole power to vote the 786,789 shares of Common Stock of the Company held by Mr. K.J. Bradley based upon his record ownership of 778,456 shares of Common Stock of the Company and by virtue of options to purchase 8,333 shares of Common Stock of the Company.

          The Poole FLP and Mr. Poole may be deemed to share the power to dispose or to direct the disposition and the power to vote or direct the vote of the 1,446,605 shares of Common Stock of the Company held by the Poole FLP. The Poole FLP's power to dispose of and power to vote these shares is based upon its record ownership of these shares. Mr. Poole's power to

                              Page 15 of 23 Pages
direct the disposition of and power to direct the vote of these shares is based upon his right as general partner of the Poole FLP to manage the business and affairs of the Poole FLP.

          Mr. Poole has the sole power to vote the 134,854 shares of Common Stock of the Company held by the Poole Trust I and the Poole Truste II based upon his rights as the trustee of the Poole Trust I and the Poole Trust II to vote these shares. Mr. Poole shares the power to dispose of the 134,854 shares of Common Stock held by the Poole Trust I and the Poole Trust II with the grantors and the trust beneficiaries of the Poole Trust I and the Poole Trust II.

          Mr. Poole has the sole power to dispose of and the sole power to vote the 18,333 shares of Common Stock of the Company by virtue of options to purchase 18,333 shares of Common Stock of the Company.

          (c)  None

          (d)  None

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------------

          Item 6 of the Schedule 13D is hereby amended by adding the following at the beginning thereof:

          The information set forth in Item 3 is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits.
          -----------------------------------

          Item 7 is hereby amended by adding the following at the beginning thereof:

1.        Joint Filing Agreement among Chatwins, Stanwich, the Bradley FLP, Mr.
          Bradley, Mr. K.J. Bradley, the Poole FLP and Mr. Poole.

2. Amended and Restated Merger Agreement, dated as of July 28, 1999, between the Company and Chatwins.*

3.        Schedule 2.3 to Amended and Restated Merger Agreement.*

*   Incorporated by reference to Amendment No. 3 filed as of July 30, 1999.

                              Page 16 of 23 Pages

                                  Signatures
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 31, 2000
                                    CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                    PARTNERSHIP



                                    By:/s/ Charles E. Bradley, Sr.
                                       ----------------------------------
                                           Charles E. Bradley, Sr.
                                           General Partner


                                    /s/ Charles E. Bradley, Sr.
                                    --------------------------------------
                                           Charles E. Bradley, Sr.

                                    JOHN GRIER FAMILY LIMITED PARTNERSHIP


                                    By:  /s/ John G. Poole
                                         ---------------------------------
                                         John G. Poole
                                         General Partner


                                         /s/ John G. Poole
                                    --------------------------------------
                                         John G. Poole


                                         /s/ Kimball J. Bradley
                                    --------------------------------------
                                         Kimball J. Bradley

                              Page 17 of 23 Pages